Exhibit 17.2

March 10, 2008

Board of Directors

Redpoint Bio Corporation

7 Graphics Drive

Ewing, NJ 08628

Gentlemen:

Effective as of the date of the upcoming Annual Meeting of Stockholders, currently scheduled for June 5, 2008, please accept my decision not to stand for re-election as member of the Board of Directors of Redpoint Bio Corporation (the “Company”) as well as my positions on the committees of the Board of Directors of the Company.  My decision not to stand for re-election is not the result of a disagreement between the Company and me on any matter relating to the Company’s operations, policies or practices.  Please be advised that I will remain available to assist the Company on an informal basis in other capacities.

Very truly yours,

/s/ Philip L. Smith, Ph.D.

Philip L. Smith, Ph.D.